UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On October 31, 2025, the Company released a press release entitled “SuperX Digital Power Launches Flagship “Panama + Aurora” Full-Chain 800VDC Power Solutions — Dual-Path Breakthrough for Data Center Power Bottlenecks”. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press release dated October 31, 2025 - SuperX Digital Power Launches Flagship “Panama + Aurora” Full-Chain 800VDC Power Solutions — Dual-Path Breakthrough for Data Center Power Bottlenecks

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2025	SuperX AI Technology Limited

	By:	/s/ Yu Chun Kit, Anderson
	Name:	Yu Chun Kit Anderson
	Title:	Executive Director

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